UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2017)” AND “3. CONSOLIDATED EARNINGS FORECASTS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:    January 27, 2017

January 27, 2017

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Nine Months Ended December 31, 2016 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2017

Investors meeting presentation for quarterly financial results: Not scheduled

Note:  Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2016)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent
Nine months ended December 31, 2016			¥3,757,570	5.1%	¥ 813,309	(9.6)%	¥544,679	(13.0)%
Nine months ended December 31, 2015			3,574,474	0.5	900,159	(18.7)	626,242	(8.2)
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2016: ¥611,811 million [7.6%]
		(b) for the nine months ended December 31, 2015: ¥568,629 million [(61.1)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2016			¥ 398.38		¥ 398.07
Nine months ended December 31, 2015			458.04		457.73
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2016			¥ 192,306,072		¥ 10,832,534		4.8%
March 31, 2016			186,585,842		10,447,669		4.8
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2016: ¥9,236,881 million (b) as of March 31, 2016: ¥8,913,761 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2016	¥ —	¥ 75	¥ —	¥ 75	¥ 150
Fiscal year ending March 31, 2017	—	75	—
Fiscal year ending March 31, 2017 (Forecast)				75	150
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2017)

(Millions of yen, except percentages)

	Ordinary profit		Profit attributable to owners of parent
Fiscal year ending March 31, 2017	¥ 960,000	(2.6)%	¥ 700,000	8.2%

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentages shown in ordinary profit and profit attributable to owners of parent are the increase (decrease) from the previous fiscal year.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were not adopted.

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stock)

	As of December 31, 2016	As of March 31, 2016
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares

(b) Number of treasury stocks	46,844,926 shares	46,830,882 shares

	Nine months ended December 31, 2016	Nine months ended December 31, 2015
(c) Average number of shares issued in the period	1,367,218,882 shares	1,367,231,035 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the review process of the quarterly consolidated financial statements has not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2016 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Consolidated operating results

For the nine months ended December 31, 2016, gross profit decreased by ¥44.8 billion year-on-year to ¥2,173.8 billion. This was mainly due to a decrease in profit of the Treasury Unit of Sumitomo Mitsui Banking Corporation (“SMBC”), which performed well in the previous fiscal year and an impact of negative interest rates.

General and administrative expenses increased by ¥59.5 billion year-on-year to ¥1,345.2 billion, mainly due to expenditures by SMBC Trust Bank Ltd. and others to implement continuous measures to enhance top-line growth.

Equity in gains (losses) of affiliates increased by ¥63.5 billion year-on-year to ¥18.8 billion. This was mainly because an impairment loss on goodwill was recognized for PT Bank Tabungan Pensiunan Nasional Tbk, in the same period of the previous fiscal year, which is not recognized in this period.

Total credit cost increased by ¥22.5 billion year-on-year to ¥68.0 billion. This was primarily due to a decrease in gains on reversal of reserve for possible loan losses recognized by SMBC.

As a result, ordinary profit decreased by ¥86.8 billion year-on-year to ¥813.3 billion, and profit attributable to owners of parent decreased by ¥81.6 billion year-on-year to ¥544.7 billion.

Consolidated	(Billions of yen)

	Nine months ended December 31, 2016	Change from the nine months ended December 31, 2015
Net business profit	¥ 847.3	¥ (40.8)
Gross profit	2,173.8	(44.8)
General and administrative expenses	(1,345.2)	(59.5)
Equity in gains (losses) of affiliates	18.8	63.5
Total credit cost	(68.0)	(22.5)
Ordinary profit	813.3	(86.8)
Profit attributable to owners of parent	544.7	(81.6)

SMBC non-consolidated
Banking profit *	¥ 657.1	¥ 107.9
Gross banking profit	1,273.7	122.8
Expenses (excluding non-recurring losses)	(616.6)	(14.9)
Total credit cost	2.4	(30.8)
Ordinary profit	674.4	110.3
Net income	543.2	84.4

 * Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position

As of December 31, 2016, SMFG’s total assets were ¥192,306.1 billion, an increase of ¥5,720.2 billion compared with March 31, 2016. Net assets increased by ¥384.9 billion to ¥10,832.5 billion compared with March 31, 2016.

As for major account balances, loans and bills discounted increased by ¥5,049.6 billion to ¥80,115.7 billion compared with March 31, 2016. Deposits increased by ¥3,395.8 billion to ¥114,064.7 billion compared with March 31, 2016.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥71.0 billion to ¥921.7 billion compared with March 31, 2016. Non-performing loan ratio was 0.99%, a decrease of 0.16 percentage point compared with March 31, 2016.

3. Consolidated earnings forecasts

The consolidated earnings forecast announced on November 14, 2016 remains unchanged.

4. Others

Changes in accounting policies due to application of new or revised accounting standards

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No. 32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the three months ended June 30, 2016. Effects of this change to Ordinary Profit and Income before income taxes during the nine months ended December 31, 2016 are immaterial.

Additional information

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the three months ended June 30, 2016.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

(1) Consolidated balance sheets

	Millions of yen

	March 31, 2016	December 31, 2016

Assets:
Cash and due from banks	¥ 42,789,236	¥ 42,025,313
Call loans and bills bought	1,291,365	1,562,908
Receivables under resale agreements	494,949	972,399
Receivables under securities borrowing transactions	7,972,918	8,423,355
Monetary claims bought	4,350,012	4,356,369
Trading assets	8,063,281	6,209,566
Money held in trust	5,163	3,891
Securities	25,264,445	23,123,033
Loans and bills discounted	75,066,080	80,115,714
Foreign exchanges	1,577,167	2,110,978
Lease receivables and investment assets	1,987,034	2,357,090
Other assets	6,702,774	9,095,613
Tangible fixed assets	2,919,424	3,081,950
Intangible fixed assets	878,265	994,539
Net defined benefit asset	203,274	241,144
Deferred tax assets	125,832	116,941
Customers’ liabilities for acceptances and guarantees	7,519,635	8,110,088
Reserve for possible loan losses	(625,019)	(594,828)

Total assets	¥ 186,585,842	¥ 192,306,072

Liabilities:
Deposits	¥ 110,668,828	¥ 114,064,672
Negotiable certificates of deposit	14,250,434	11,385,425
Call money and bills sold	1,220,455	1,314,932
Payables under repurchase agreements	1,761,822	3,572,134
Payables under securities lending transactions	5,309,003	7,333,921
Commercial paper	3,017,404	2,649,804
Trading liabilities	6,112,667	5,356,415
Borrowed money	8,571,227	8,597,499
Foreign exchanges	1,083,450	762,959
Short-term bonds	1,271,300	1,137,100
Bonds	7,006,357	8,010,280
Due to trust account	944,542	1,159,537
Other liabilities	6,632,027	7,271,994
Reserve for employee bonuses	68,476	36,185
Reserve for executive bonuses	2,446	—
Net defined benefit liability	48,570	55,884
Reserve for executive retirement benefits	2,202	2,224
Reserve for point service program	19,706	21,855
Reserve for reimbursement of deposits	16,979	10,221
Reserve for losses on interest repayment	228,741	162,924
Reserve under the special laws	1,498	1,618
Deferred tax liabilities	348,190	423,705
Deferred tax liabilities for land revaluation	32,203	32,151
Acceptances and guarantees	7,519,635	8,110,088

Total liabilities	176,138,173	181,473,538

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,306	757,346
Retained earnings	4,534,472	4,873,833
Treasury stock	(175,381)	(175,434)

Total stockholders’ equity	7,454,294	7,793,640

Net unrealized gains (losses) on other securities	1,347,689	1,495,034
Net deferred gains (losses) on hedges	55,130	(9,933)
Land revaluation excess	39,416	39,355
Foreign currency translation adjustments	87,042	(39,707)
Accumulated remeasurements of defined benefit plans	(69,811)	(41,507)

Total accumulated other comprehensive income	1,459,467	1,443,241

Stock acquisition rights	2,884	3,346
Non-controlling interests	1,531,022	1,592,305

Total net assets	10,447,669	10,832,534

Total liabilities and net assets	¥ 186,585,842	¥ 192,306,072

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2015	2016

Ordinary income	¥ 3,574,474	¥ 3,757,570
Interest income	1,443,003	1,422,450
Interest on loans and discounts	999,036	1,039,171
Interest and dividends on securities	263,928	193,171
Trust fees	2,054	2,639
Fees and commissions	862,615	861,518
Trading income	148,693	170,373
Other operating income	998,317	1,171,155
Other income	119,789	129,433
Ordinary expenses	2,674,315	2,944,261
Interest expenses	323,174	402,875
Interest on deposits	102,058	134,586
Fees and commissions payments	105,684	128,569
Other operating expenses	807,254	922,935
General and administrative expenses	1,285,659	1,345,186
Other expenses	152,542	144,694

Ordinary profit	900,159	813,309

Extraordinary gains	3,911	29,556
Extraordinary losses	6,132	5,653

Income before income taxes	897,938	837,213

Income taxes-current	209,937	184,542
Income taxes-deferred	(23,283)	29,500

Income taxes	186,653	214,042

Profit	711,284	623,170

Profit attributable to non-controlling interests	85,042	78,491

Profit attributable to owners of parent	¥ 626,242	¥ 544,679

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2015	2016

Profit	¥ 711,284	¥ 623,170
Other comprehensive income	(142,655)	(11,358)
Net unrealized gains (losses) on other securities	(132,857)	149,146
Net deferred gains (losses) on hedges	26,191	(62,847)
Land revaluation excess	—	(6)
Foreign currency translation adjustments	(33,493)	(71,632)
Remeasurements of defined benefit plans	13,945	29,320
Share of other comprehensive income of affiliates	(16,441)	(55,338)

Total comprehensive income	568,629	611,811

Comprehensive income attributable to owners of parent	480,905	528,507
Comprehensive income attributable to non-controlling interests	87,723	83,304

(3) Note on the going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2016

- Supplementary information -

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2016 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2016 (A)	Change (A) - (B)	Nine months ended December 31, 2015 (B)
Consolidated gross profit	1	2,173,757	(44,815)	2,218,572
Net interest income	2	1,019,574	(100,255)	1,119,829
Trust fees	3	2,639	585	2,054
Net fees and commissions	4	732,949	(23,982)	756,931
Net trading income	5	170,373	21,680	148,693
Net other operating income	6	248,219	57,156	191,063
General and administrative expenses	7	(1,345,186)	(59,527)	(1,285,659)
Equity in gains (losses) of affiliates	8	18,760	63,513	(44,753)

Consolidated net business profit	9	847,330	(40,829)	888,159

Total credit cost	10	(68,022)	(22,471)	(45,551)
Credit costs	11	(82,380)	(20,594)	(61,786)
Write-off of loans	12	(58,577)	(3,589)	(54,988)
Provision for reserve for possible loan losses	13	(14,274)	(14,274)	—
Others	14	(9,528)	(2,731)	(6,797)
Gains on reversal of reserve for possible loan losses	15	—	(3,032)	3,032
Recoveries of written-off claims	16	14,358	1,156	13,202
Gains (losses) on stocks	17	41,755	(10,540)	52,295
Other income (expenses)	18	(7,753)	(13,008)	5,255

Ordinary profit	19	813,309	(86,850)	900,159

Extraordinary gains (losses)	20	23,903	26,124	(2,221)
Gains (losses) on disposal of fixed assets	21	(2,158)	(3,267)	1,109
Losses on impairment of fixed assets	22	(3,143)	137	(3,280)
Gains on step acquisitions	23	29,325	29,267	58
Income before income taxes	24	837,213	(60,725)	897,938
Income taxes-current	25	(184,542)	25,395	(209,937)
Income taxes-deferred	26	(29,500)	(52,783)	23,283
Profit	27	623,170	(88,114)	711,284
Profit attributable to non-controlling interests	28	(78,491)	6,551	(85,042)

Profit attributable to owners of parent	29	544,679	(81,563)	626,242

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates

		December 31, 2016	Change	March 31, 2016
Consolidated subsidiaries	30	343	2	341
Equity method affiliates	31	57	(2)	59

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2016 (A)	Change (A) - (B)	Nine months ended December 31, 2015 (B)
Gross banking profit	1	1,273,716	122,768	1,150,948
Net interest income	2	873,704	78,842	794,862
Trust fees	3	1,461	220	1,241
Net fees and commissions	4	239,413	(19,669)	259,082
Net trading income	5	40,651	10,594	30,057
Net other operating income	6	118,486	52,783	65,703

Gains (losses) on bonds	7	51,004	21,597	29,407
Expenses (excluding non-recurring losses)	8	(616,635)	(14,893)	(601,742)
Personnel expenses	9	(250,456)	(6,696)	(243,760)
Non-personnel expenses	10	(326,450)	(3,802)	(322,648)
Taxes	11	(39,728)	(4,395)	(35,333)

Banking profit (before provision for general reserve for possible loan losses)	12	657,080	107,875	549,205

Gains (losses) on bonds	13	51,004	21,597	29,407

Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	657,080	107,875	549,205
Non-recurring gains (losses)	16	17,335	2,447	14,888
Credit costs	17	(4,424)	2,323	(6,747)
Gains on reversal of reserve for possible loan losses	18	86	(34,141)	34,227
Recoveries of written-off claims	19	6,749	1,032	5,717
Gains (losses) on stocks	20	50,981	40,084	10,897
Gains on sales of stocks	21	69,052	13,661	55,391
Losses on sales of stocks	22	(9,993)	(3,891)	(6,102)
Losses on devaluation of stocks	23	(8,078)	30,313	(38,391)
Other non-recurring gains (losses)	24	(36,057)	(6,851)	(29,206)

Ordinary profit	25	674,416	110,323	564,093

Extraordinary gains (losses)	26	(4,112)	(3,584)	(528)
Gains (losses) on disposal of fixed assets	27	(1,231)	(2,974)	1,743
Losses on impairment of fixed assets	28	(2,880)	(609)	(2,271)
Income before income taxes	29	670,303	106,739	563,564
Income taxes-current	30	(116,708)	34,232	(150,940)
Income taxes-deferred	31	(10,361)	(56,570)	46,209

Net income	32	543,233	84,400	458,833

Total credit cost (14+17+18+19)	33	2,410	(30,786)	33,196
Provision for general reserve for possible loan losses	34	15,530	(264)	15,794
Write-off of loans	35	(233)	672	(905)
Provision for specific reserve for possible loan losses	36	(15,578)	(34,184)	18,606
Losses on sales of delinquent loans	37	(4,191)	1,651	(5,842)
Provision for loan loss reserve for specific overseas countries	38	135	308	(173)
Recoveries of written-off claims	39	6,749	1,032	5,717

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
	Nine months ended					Nine months ended December 31, 2015 (B)
	December 31, 2016 (A)				Change (A) - (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31
Interest earned on loans and bills discounted (a)	1.13	1.05	1.01	1.06	(0.18)	1.24
Interest paid on deposits, etc. (b)	0.01	0.01	0.01	0.01	(0.02)	0.03
Interest spread (a) - (b)	1.12	1.04	1.00	1.05	(0.16)	1.21

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	1.15	1.12	1.08	1.12	(0.12)	1.24
Interest spread (c) - (b)	1.14	1.11	1.07	1.11	(0.10)	1.21

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated		(Billions of yen)
		December 31, 2016		March 31, 2016
			Change from March 31, 2016
Bankrupt and quasi-bankrupt assets	1	149.8	(28.3)	178.1
Doubtful assets	2	495.8	(31.0)	526.8
Substandard loans	3	276.2	(11.7)	287.9
Total (A)	4	921.7	(71.0)	992.7

Normal assets	5	91,812.1	6,232.7	85,579.4
Grand total (B)	6	92,733.9	6,161.7	86,572.2
				(%)
NPL ratio (A/B)	7	0.99	(0.16)	1.15

Amount of direct reduction		309.9	8.0	302.0

SMBC non-consolidated		(Billions of yen)
		December 31, 2016		March 31, 2016
			Change from March 31, 2016
Bankrupt and quasi-bankrupt assets	8	110.5	(25.1)	135.6
Doubtful assets	9	348.4	(28.0)	376.4
Substandard loans	10	102.1	(8.5)	110.6
Total (A)	11	561.0	(61.6)	622.6

Normal assets	12	86,454.3	7,408.2	79,046.1
Grand total (B)	13	87,015.3	7,346.6	79,668.7
				(%)
NPL ratio (A/B)	14	0.64	(0.14)	0.78

Amount of direct reduction		121.4	(8.4)	129.8

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		December 31, 2016					March 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2016	Gains	Losses
Held-to-maturity securities	1	1,424.8	8.9	(7.7)	8.9	0.0	2,267.6	16.6
Other securities	2	21,871.3	2,111.4	203.9	2,308.8	197.4	23,133.4	1,907.5
Stocks	3	3,738.9	1,877.1	304.1	1,894.6	17.4	3,511.9	1,573.0
Bonds	4	9,431.9	60.2	(49.0)	69.8	9.7	10,893.1	109.2
Japanese government bonds	5	6,628.4	22.5	(40.0)	29.9	7.5	8,105.1	62.4
Others	6	8,700.6	174.2	(51.2)	344.4	170.3	8,728.5	225.3
Foreign bonds	7	6,101.3	(140.9)	(166.1)	11.9	152.8	6,484.2	25.3
Other money held in trust	8	3.9	—	—	—	—	5.2	—
Total	9	23,300.0	2,120.3	196.2	2,317.7	197.4	25,406.2	1,924.1
Stocks	10	3,738.9	1,877.1	304.1	1,894.6	17.4	3,511.9	1,573.0
Bonds	11	10,856.7	69.0	(56.7)	78.7	9.7	13,160.7	125.8
Others	12	8,704.4	174.2	(51.2)	344.4	170.3	8,733.6	225.3

SMBC non-consolidated							(Billions of yen)
		December 31, 2016					March 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2016	Gains	Losses
Held-to-maturity securities	13	1,150.3	7.2	(6.6)	7.2	—	1,980.8	13.8
Stocks of subsidiaries and affiliates	14	3,399.5	4.5	39.4	10.1	5.6	3,579.6	(34.9)
Other securities	15	19,279.1	1,905.6	237.0	2,081.0	175.4	20,717.5	1,668.7
Stocks	16	3,651.2	1,816.6	329.2	1,833.0	16.4	3,400.3	1,487.5
Bonds	17	8,913.8	56.8	(47.0)	65.9	9.0	10,290.2	103.8
Japanese government bonds	18	6,417.5	21.3	(38.6)	28.3	7.1	7,816.5	59.9
Others	19	6,714.2	32.2	(45.2)	182.1	149.9	7,027.0	77.4
Foreign bonds	20	4,524.1	(125.8)	(146.0)	8.7	134.5	5,153.8	20.2
Total	21	23,828.9	1,917.3	269.8	2,098.3	181.0	26,278.0	1,647.6
Stocks	22	4,418.1	1,820.6	343.4	1,840.6	20.0	4,642.9	1,477.1
Bonds	23	10,064.1	64.0	(53.6)	73.0	9.0	12,271.1	117.6
Others	24	9,346.8	32.8	(20.1)	184.7	151.9	9,364.0	52.9

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 0.0 billion yen and gains of 0.9 billion yen were recognized in the statements of income as of December 31, 2016 and March 31, 2016, respectively.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen)

	December 31, 2016				March 31, 2016

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	109.3	27.4	81.9	8.2	313.6	163.2	150.4	108.1
Currency swaps	54.9	454.8	(399.9)	14.8	117.7	482.3	(364.6)	11.5
Others	0.1	1.6	(1.5)	(64.7)	4.6	0.9	3.7	(41.1)
Total	164.3	483.8	(319.5)	(41.7)	435.9	646.4	(210.5)	78.6

Notes:	1. Derivative transactions are valuated at fair value on the balance sheet.

2. SMBC applies deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Reports No. 24 and No. 25.

3. Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amounts of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	December 31, 2016				March 31, 2016

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	3,424.6	21,508.7	6,885.1	31,818.4	2,932.0	20,282.4	7,379.1	30,593.5
Receivable floating rate /payable fixed rate	1,635.6	10,100.0	5,967.3	17,702.9	1,188.5	9,133.5	6,205.4	16,527.5
Total	5,060.2	31,608.7	12,852.3	49,521.3	4,120.5	29,415.9	13,584.5	47,120.9

6. Deposits and loans

SMBC non-consolidated				(Billions of yen)

	December 31, 2016	Change from March 31, 2016	March 31, 2016	Reference: September 30, 2016
Domestic deposits	84,517.5	2,382.8	82,134.7	83,436.7
Individual	43,878.5	1,566.0	42,312.5	42,725.1
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	75,355.8	6,079.1	69,276.7	71,081.3
Domestic offices (excluding offshore banking accounts)	54,023.3	3,950.9	50,072.4	53,341.7
Overseas offices and offshore banking accounts	21,332.5	2,128.1	19,204.4	17,739.5
7. ROE
Consolidated			(%)
	Nine months ended December 31, 2016		Nine months ended December 31, 2015
		Change
ROE (denominator: Total stockholders’ equity)	9.5	(2.0)	11.5

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2